ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

April 1, 2013

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 93 to the Trust’s Registration Statement on Form N-1A, filed on February 1, 2013

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on March 14, 2013, relating to Post-Effective Amendment No. 93 to the Trust’s Registration Statement on Form N-1A filed on February 1, 2013 regarding the North Star Micro Cap Fund (the “Micro Cap Fund”) and North Star Dividend Fund (the “Dividend Fund,” together with the Micro Cap Fund, the “Funds), each a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Micro Cap Fund

Investment Objective

We have revised the investment objective of the Micro Cap Fund to add a secondary investment objective as follows:

The investment objective of the North Star Micro Cap Fund is primarily capital appreciation and, secondarily, to derive income from short term liquid securities.

The secondary investment objective was unintentionally omitted from Post-Effective Amendment No. 93 and does not constitute a new investment objective for the Micro Cap Fund.  Further, we confirm that this restated investment objective is identical to the investment objective of Kuby Gottlieb Special Value Fund, L.P., the Micro Cap Fund’s predecessor fund (see response to Comment 4 and the supplemental memorandum regarding performance information).

Comments Applicable to Both Funds

Summary Section – Fees and Expenses of the Fund

Comment #1

Please confirm that there are no acquired fund fees and expenses, as currently reflected in the Prospectus or if there are acquired fund fees that they will be less than 0.01%.

Response #1

We confirm that each Fund currently anticipates having only nominal, if any, acquired fund fees and expenses that would not be required to be disclosed.

Comment #2

Please note that the term of the operating expense limitation agreement between North Star Investment Management Corp. (the “Adviser”) and the Funds must be at least one year from the effective date of the registration statement amendment adding the Funds.

Response #2

We have revised the disclosure to reflect that the term of the expense limitation for each Fund will be for at least one year from the effective date of Post-Effective Amendment No. 93.

Summary Section - Principal Investment Strategies

Comment #3

If the Funds will invest in derivative instruments or engage in short selling, please indicate so in the “Principal Investment Strategies” section for each Fund or confirm that this is not a part of the Fund’s principal investment strategy.

Response #3

We confirm that investments in derivative instruments or engaging in short selling will not be a part of either Fund’s principal investment strategy.

Performance

Comment #4

Please describe the no action letter(s) that the Funds will rely on in order to include the corresponding Predecessor Fund’s performance information, and how it complies with each of the conditions of such no action letter(s). In addition, please state that each Fund’s guidelines and restrictions are equivalent in all material respects to those of the corresponding Predecessor Fund, and verify that the Predecessor Fund was not formed in order to establish a performance track record for the Fund.

Response #4

Please see the attached supplemental memorandum regarding performance information.  We confirm that the Fund’s guidelines and restrictions are equivalent in all material respects to those of the Predecessor Fund, and verify that the Predecessor Fund was not formed in order to establish a performance track record for the Fund.

Comment #5

Will a proxy statement or Form N-14 be filed in connection with the acquisition of each Predecessor Fund’s assets and liabilities by the Funds? If not, please explain why.

Response #5

We confirm that neither a proxy statement nor an N-14 will be filed in connection with the reorganization of the Predecessor Funds into the Funds.  The Predecessor Funds, the Kuby Gottlieb Special Value Fund, L.P. and the North Star Dividend Fund, L.P., are each unregistered, privately-placed, pooled investment vehicles.

Pursuant to the terms of an agreement and plan of reorganization between the Trust, on behalf of each Fund, and each Predecessor Fund, as executed by its general partner, each Predecessor Fund will transfer all its assets and liabilities to the corresponding Fund in exchange for shares of the corresponding Fund in connection with each Fund’s commencement of operations.  Each Predecessor Fund will in turn distribute those Fund shares pro rata to their limited partners in liquidation of each Predecessor Fund.  Each Predecessor Fund’s partnership agreement (each a “Partnership Agreement”) provides the general partner with authority to perform all acts and enter into and perform all contracts and other undertakings which it may deem necessary or advisable and make all investment decisions for each Predecessor Fund, including investments in other pooled or structured investment vehicles.  Further, each Partnership Agreement provides the general partner the sole and absolute discretion to make distributions in-kind to all limited partners at any time and to determine the duration of the partnership.  We note, however, that each limited partner of a Predecessor Fund will be given the opportunity to redeem their position in the Predecessor Fund before the reorganization with its respective Fund if the limited partner so chooses.

Comment #6

For each Fund, if the standard SEC method for calculating performance is not used, please explain what method is used and how it differs from the standard SEC method.

Response #6

We confirm that the standard SEC method for calculating performance will be used.

Comment #7

For each Fund, please confirm that performance will be calculated net of fees, including sales loads.

Response #7

We confirm that performance will be calculated net of fees, including sales loads.

Comment #8

For each Fund, the Commission notes that the calendar year returns shown in the prospectus are for Class I shares. Please explain why you chose to show the performance of Class I shares. Is this the class with the most shareholders?

Response #8

Current investors in each Predecessor Fund will be issued Class I shares of the corresponding Fund in connection with the conversion. Accordingly, at the commencement of operations, all shareholders of each Fund will be Class I shareholders. For this reason, each Fund chose to show the performance information of the Class I shares.

Comment #9

Did each Predecessor Fund have a benchmark index? If so, was it different from the Russell 2000 Index?

Response #9

We confirm that the benchmark for each Predecessor Fund is the Russell 2000 Index.

General Investment Policies of the Fund

Comment #10

Under the heading “Temporary or Cash Investments,” you state “For longer periods of time, the Funds may hold a substantial cash position.”  Please confirm that this is just a part of the temporary strategy and that there is no intention to hold a substantial cash position presently.

Response #10

We confirm that this is just a part of the temporary strategy and that there is no intention to hold a substantial cash position presently.

Tools to Combat Frequent Transactions

Comment #11

The Prospectus currently states that the Funds may reject or limit specific purchase requests. Please confirm that this disclosure meets the specificity requirements of Item 11(e)(4)(iii) of Form N-1A.

Response #11

There are no set criteria that the Adviser must follow in making a determination to reject or limit specific purchase requests, therefore we confirm that the disclosure meets the specificity requirements of Item 11(e)(4)(iii) of Form N-1A.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

 Comment #12

If securities are listed in the Statement of Additional Information but not in the Prospectus, please confirm that they are not a part of the principal investment strategy of the Fund.  Also consider if such securities are relevant to the Fund at all.

Response #12

We confirm that securities not listed in the Prospectus will not be a principal strategy of the Funds.

Administrator

Comment #13

Consider putting some of the disclosure regarding the Funds’ administrator into the Prospectus.

Response #13

We have made the requested change and added the following disclosure to the Funds’ Prospectus under the heading “Management of the Funds”:

Pursuant to a Fund Services Agreement, Gemini Fund Services, LLC (“GFS”), 80 Arkay Drive, Hauppauge, New York 11788 (the “Administrator”), acts as administrator for the Funds, subject to the supervision of the Board.  GFS is primarily in the business of providing administrative, fund accounting and transfer agent services to retail and institutional mutual funds. GFS is an affiliate of the Distributor. GFS may provide persons to serve as officers of the Funds. Such officers may be directors, officers or employees of GFS or its affiliates.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

SUPPLEMENTAL MEMORANDUM REGARDING THE USE OF PRIOR PERFORMANCE IN POST-EFFECTIVE AMENDMENT NO. 93 TO THE REGISTRATION STATEMENT OF NORTHERN LIGHTS FUND TRUST II

Northern Lights Fund Trust II (the “Trust”) is an open-end management investment company, registered with the U.S. Securities and Exchange Commission (the “Commission”), consisting of multiple series, including the North Star Micro Cap Fund (the “Micro Cap Fund”) and North Star Dividend Fund (the “Dividend Fund,” together with the Micro Cap Fund, the “Funds”). North Star Investment Management Corp. acts as the investment adviser (the “Adviser”) to the Funds. On February 1, 2013, pursuant to Post-Effective Amendment No. 93 to the Registration Statement of the Trust (1933 Act File No. 333-174926 and 1940 Act File No. 811- 22549) (the “Post-Effective Amendment”), disclosure regarding the past performance of each Fund was included in the Registration Statement of the Trust. This Supplemental Memorandum provides additional information with respect to the incorporation of the past performance data in the Post-Effective Amendment.

I.

Performance Information

The Micro Cap Fund will commence operations subsequent to the transfer of assets by Kuby Gottlieb Special Value Fund, L.P., an unregistered pooled investment vehicle (the “Unregistered Micro Cap Fund”), to the Micro Cap Fund in exchange for shares of the Micro Cap Fund and the Dividend Fund will commence operations subsequent to the transfer of assets by North Star Dividend Fund, L.P., an unregistered pooled investment vehicle (the “Unregistered Dividend Fund,” together with the Unregistered Micro Cap Fund, the “Unregistered Funds”), to the Dividend Fund in exchange for shares of the Dividend Fund (the “Conversions”). Each Fund’s portfolio of investments upon the Conversions will be the same as the portfolio of investments of the corresponding Unregistered Fund immediately prior to the Conversions. Because each Unregistered Fund constitutes a “predecessor” of the corresponding Fund, each Fund seeks to incorporate the performance for the corresponding Unregistered Fund for periods commencing prior to the transfer of the corresponding Unregistered Fund’s assets to the Fund by adjusting the total return of the Unregistered Fund to reflect the deduction of anticipated fees and expenses, absent any waivers, applicable to a Fund as stated in the footnotes to the Fee Table in the prospectus. The anticipated expenses were calculated at their maximum contractual level and therefore do not account for any fee waivers in place.

The Trust bases its use of the prior performance of the Unregistered Funds with respect to the corresponding Fund on the precedent provided in MassMutual Institutional Funds (“MassMutual”), SEC No-Action Letter (September 28, 1995). Below are a number of factors central to the applicability of that precedent accompanied by the Trust’s analysis of why the facts relevant to each Fund’s use of the prior performance of the corresponding Unregistered Fund fit squarely into the analytical framework provided by MassMutual.

A.

Management

Central to the no-action relief granted in MassMutual was that the corresponding predecessor account (the “Predecessor”), the performance history of which was being quoted for a successor registered investment company series (the “Successor Fund”), was managed in a manner that in all material respects was equivalent to that of the Successor Fund. Here, the investment objective, policies, guidelines, restrictions and related management practices of the each Fund were designed to allow the Fund to continue the investment program of the corresponding Unregistered Fund in the context presented by the Investment Company Act of 1940, as amended (the “1940 Act”), as well as the limitations established by Sub-Chapter M of the Internal Revenue Code of 1986, as amended (“Subchapter M”). Of course, as an unregistered pooled investment vehicle, each Unregistered Fund does not have investment objectives, policies, guidelines and restrictions labeled in an equivalent manner to those of a registered investment company like the Funds. However, neither did the separate investment accounts addressed in MassMutual, a precedent that specifically acknowledges its applicability to funds relying on the exception under Section 3(c)(3) of the 1940 Act, which includes collective investment funds. MassMutual at n. 13. The crucial fact which makes the difference in form acceptable is that, in substance, the investment management program embodied in the investment objective, policies, guidelines, restrictions and related management practices of the each Fund is materially equivalent with the investment management program of the corresponding Unregistered Fund. As noted above, each Fund was structured with the specific intent of maintaining such consistency. Below is a comparison of the pertinent features of the each Fund and the corresponding Unregistered Fund.

1.

Investment Objective for the Micro Cap Fund

Micro Cap Fund Investment Objective: The Investment Objective of the Micro Cap Fund is capital appreciation, and, secondarily, to derive income from short term liquid securities.

Corresponding Element Regarding the Unregistered Micro Cap Fund: The Unregistered Micro Cap Fund’s objective is to “achieve capital appreciation of investments in undervalued companies and, secondarily, to derive income from short term liquid securities.” The Micro Cap Fund and the Unregistered Micro Cap Fund, although worded differently, pursue an identical investment objective.

2.

Investment Objective for the Dividend Fund

Dividend Fund Investment Objective: The primary Investment Objective of the Dividend Fund is to generate dividend income and the secondary objective is to seek capital appreciation.

Corresponding Element Regarding the Unregistered Dividend Fund: The Unregistered Dividend Fund’s objective is to “to generate dividend income, seek capital appreciation and maximize investment return.” The Dividend Fund and the Unregistered Dividend Fund, although worded differently, pursue an identical investment objective.

3.

Micro Cap Fund Investment Guidelines

Micro Cap Fund Investment Guideline: The Micro Cap Fund may invest 80-100% of its assets in equity securities of U.S. companies and will invest at least 80% of the Micro Cap Fund’s net assets in micro-cap companies. For purposes of this investment guideline, the Micro Cap Fund considers micro-cap companies as companies with market capitalizations under $500 million at the time of purchase.

Corresponding Element Regarding the Unregistered Micro Cap Fund: The Unregistered Micro Cap Fund invests in stocks with market values less than $500 million and may invest 80-100% of its assets in equity securities of U.S. companies.  The Unregistered Micro Cap Fund is authorized to invest in options and future contracts, and may take short positions in equity and debt securities.  Despite the authority to invest in short positions, options and future contracts, the Unregistered Micro Cap Fund did not do so.

In practice, the Unregistered Micro Cap Fund adhered to a policy with respect to positions in equities that is in all material respects equivalent to the policy that will be adhered to by the Micro Cap Fund.

Micro Cap Fund Investment Guideline: The Micro Cap Fund’s investment process is to screen for publicly traded companies with market values of $500 million or less and then identify companies that generate a high level of free cash flow on a normalized basis.  Additionally, the Adviser will focus on companies that have strong or improving balance sheets and review trading volume to ensure adequate liquidity.  Before purchasing, the average trading volume is considered in relation to position size.  The Adviser will establish a position size between 1-5% for investments that meet the criteria described above.  The Adviser will liquidate or reduce a position size if the valuation of the stock appears too expensive, if financial results do not meet the Adviser’s expectations, if the original rationale for purchasing is no longer valid, or the position size becomes too large.

Corresponding Element Regarding the Unregistered Micro Cap Fund: The Unregistered Micro Cap Fund’s investment process is to screen for public traded companies with market values of $500 million or less and then identify companies that generate a high level of free cash flow on a normalized basis.  Additionally, the Adviser will focus on companies that have strong or improving balance sheets and review trading volume to ensure adequate liquidity.  Before purchasing, the average trading volume is considered in relation to position size.  The Adviser will establish a position size between 1-5% for investments that meet the criteria described above.  The Adviser will liquidate or reduce a position size if the valuation of the stock appears too expensive, if financial results do not meet the Adviser’s expectations, if the original rationale for purchasing is no longer valid, or the position size becomes too large.

Micro Cap Fund Investment Guideline: The Micro Cap Fund may also devote a substantial amount of its capital to cash, cash equivalents, or other short-term obligations of the U.S. government, its agencies and instrumentalities as a temporary investment strategy.

Corresponding Element Regarding the Unregistered Micro Cap Fund: The Unregistered Micro Cap Fund is authorized to devote a substantial amount of its capital to cash, cash equivalents, or other short-term obligations of the U.S. government, its agencies and instrumentalities.

In practice, the Unregistered Fund adhered to a policy with respect to cash, cash equivalents, or other short-term obligations of the U.S. government, its agencies and instrumentalities that is in all material respects equivalent to the policy that will be adhered to by the Micro Cap Fund.

4.

Investment Guidelines for the Dividend Fund

Dividend Fund Investment Guideline: The Dividend Fund will invest in at least 80% of the Dividend Fund’s net assets in a diversified portfolio of dividend paying equity securities.  The Dividend Fund will invest in companies with market capitalizations under $1 billion.

Corresponding Element Regarding the Unregistered Dividend Fund: The Unregistered Dividend Fund will invest in a diversified portfolio of microcap securities, stock indices and related options.  The Unregistered Dividend Fund will broadly define “microcap” securities, indices and options, as companies with market capitalizations under $1 Billion. The Unregistered Dividend Fund can employ leverage (margin) up to the maximum allowable under U.S. margin rules.  The Unregistered Dividend Fund is authorized to invest in long or short positions in publicly traded or private equities, fixed income instruments, other funds, real estate and non-U.S. securities and ADRs. Despite the authority to invest in short positions, private equities, fixed income instruments, other funds, real estate and non-U.S. securities and ADRs, the Unregistered Dividend Fund did not do so.  Additionally, the Unregistered Dividend Fund did not employ leverage.

In practice, the Unregistered Dividend Fund adhered to a policy with respect to positions in private equities, fixed income instruments, other funds, real estate and non-U.S. securities and ADRs, that is in all material respects equivalent to the policy that will be adhered to by the Dividend Fund.

Dividend Fund Investment Guideline: The Dividend Fund intends to invest within a potentially wide range of net exposures of companies that pay dividends, meaning that normally it expects to invest approximately 80% to 100% of its net assets in net long positions in securities that the Adviser deems to be under-priced. Target position sizes will range from 1% to 5% of the Dividend Fund’s net assets.

Corresponding Element Regarding the Unregistered Dividend Fund: The Unregistered Dividend Fund intends to invest within a potentially wide range of net exposures of microcap companies that pay dividends, meaning that normally it expects to invest approximately 80% to 100% of its net assets in net long positions in securities that it deems to be under-priced. Target position sizes will range from 2 1/2% to 10% of the Fund's net assets.

Although the Unregistered Dividend Fund allowed for greater concentration of exposure to an individual stock than the Dividend Fund will, in practice, the Unregistered Dividend Fund adhered to a policy with respect to its range of exposures that was in all material respects equivalent to the policy to be adhered to by the Dividend Fund.

Dividend Fund Investment Guideline: The Dividend Fund may also devote a substantial amount of its capital to cash, cash equivalents, or other short-term obligations of the U.S. government, its agencies and instrumentalities as a temporary investment strategy.

Corresponding Element Regarding the Unregistered Dividend Fund: The Unregistered Dividend Fund is authorized to devote a substantial amount of its capital to cash, cash equivalents, or other short-term obligations of the U.S. government, its agencies and instrumentalities.

In practice, the Unregistered Dividend Fund adhered to a policy with respect to cash, cash equivalents, or other short-term obligations of the U.S. government, its agencies and instrumentalities that is in all material respects equivalent to the policy that will be adhered to by the Dividend Fund.

5.

Investment Policies for Both Funds

Fund Investment Policy: Under normal market conditions, the each Fund will stay fully invested according to its principal investment strategies described above. The each Fund, however, may temporarily depart from its principal investment strategies by making short-term investments in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic or political conditions.

Corresponding Element Regarding the Unregistered Funds: Each Unregistered Fund is authorized to make short-term investments in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments.

In practice, each Unregistered Fund adhered to a policy with respect to cash, cash equivalents, and high-quality, short-term debt securities and money market instruments that is in all material respects equivalent to the policy that will be adhered to by each Fund.

6.

Investment Limitations for Both Funds

Fund Investment Limitation: Each Fund is a diversified fund. Under applicable federal laws, to qualify as a diversified fund, a Fund, with respect to 75% of its total assets, may not invest greater than 5% of its total assets in any one issuer and may not hold greater than 10% of the securities of one issuer. The remaining 25% of a Fund’s total assets does not need to be “diversified” and may be invested in securities of a single issuer, subject to other applicable laws.

Corresponding Element Regarding the Unregistered Funds: Although the Unregistered Funds are not subject to the same diversification requirements as the Funds, they did operate within the constraints that will be adhered to by each Fund.

Fund Investment Limitation: Each Fund may invest in shares of other investment companies, provided that a Fund does not invest more than 5% of its total assets in the securities of any one investment company and that the Fund does not own more than 3% of the outstanding securities of any investment company and that no more than 10% of the Fund’s total assets are invested in the securities of other investment companies.

Corresponding Element Regarding the Unregistered Funds: Although the Unregistered Funds are not subject to the same requirements with respect to investments in investment companies as the Funds, they did operate within the constraints that will be adhered to by each Fund.

Fund Investment Limitation: Each Fund may invest up to 15% of its net assets in securities that are illiquid at the time of purchase. Illiquid securities are those securities without readily available market quotations, including repurchase agreements having a maturity of more than seven days. Illiquid securities may include restricted securities not determined by the Board of Trustees to be liquid, non-negotiable time deposits, over-the-counter options and repurchase agreements providing for settlement in more than seven days after notice.

Corresponding Element Regarding the Unregistered Funds: Although the Unregistered Funds are not subject to the same requirements with respect to investments in illiquid securities as the Funds, they did operate within the constraints that will be adhered to by each Fund.

Fund Investment Limitation: Each Fund may not issue senior securities, borrow money or pledge its assets, except that: (i) a Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed); and (ii) this restriction shall not prohibit a Fund from engaging in options transactions or short sales in accordance with its objective and strategies.

Corresponding Element Regarding the Unregistered Funds: Although the Unregistered Funds are not subject to a similar restriction, they did operate within the constraints that will be adhered to by each Fund.

Fund Investment Limitation: Each Fund may not act as underwriter (except to the extent the Fund may be deemed to be an underwriter in connection with the sale of securities in its investment portfolio).

Corresponding Element Regarding the Unregistered Funds: Although the Unregistered Funds are not subject to the same requirements with respect to acting as an underwriter as the Funds, they did operate within the constraints that will be adhered to by each Fund. The Adviser believes that the policies, investment objectives, guidelines and restrictions will allow each Fund to be managed in a manner that is in all material respects equivalent to that of the corresponding Unregistered Fund.

Fund Investment Limitation: Each Fund may not invest 25% or more of its net assets, calculated at the time of purchase and taken at market value, in securities of issuers in any one industry (other than U.S. Government securities).

Corresponding Element Regarding the Unregistered Funds: Although the Unregistered Funds are not subject to the same concentration restrictions as the Funds, they did operate within the constraints that will be adhered to by each Fund.

Fund Investment Limitation: Each Fund may not purchase or sell real estate unless acquired as a result of ownership of securities (although a Fund may purchase and sell securities which are secured by real estate and securities of companies that invest or deal in real estate).

Corresponding Element Regarding the Unregistered Funds: Although the Unregistered Funds are not subject to the same restrictions with respect to investments in real estate as the Funds, they did operate within the constraints that will be adhered to by each Fund.

Fund Investment Limitation: Each Fund may not purchase or sell commodities, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent a Fund from engaging in transactions involving currencies and futures contracts and options thereon or investing in securities or other instruments that are secured by commodities.

Corresponding Element Regarding the Unregistered Funds: Although the Unregistered Funds are not subject to the same restriction on investments in commodities as the Funds, they did operate within the constraints that will be adhered to by each Fund.

Fund Investment Limitation: Each Fund may not make loans of money (except for the lending of its portfolio securities, purchases of debt securities consistent with the investment policies of a Fund and except for repurchase agreements).

Corresponding Element Regarding the Unregistered Funds: Although the Unregistered Funds were not subject to the same lending restrictions as the Funds, they did operate within the constraints that will be adhered to by each Fund.

B.

Adviser

As in MassMutual, there will be full continuity with respect to the adviser. The Adviser is the sole investment adviser to each Fund and served as the sole investment adviser to the Unregistered Dividend Fund from its inception.

With respect to the Micro Cap Fund, from February 1998 to June 2003, First Albany Asset Management Corp. (“First Albany”) served as the adviser to the Unregistered Micro Cap Fund, which was the prior firm of Peter Gottlieb and Eric Kuby, the Unregistered Micro Cap Fund’s portfolio managers.  In June 2003, Peter Gottlieb left First Albany to form his own investment adviser, North Star Investment Management Corp. e which became (and remains) the adviser to the Unregistered Micro Cap Fund.  Additionally, at all times since the Unregistered Micro Cap Fund’s inception in February 1998, Kuby Gottlieb Investment, Ltd., which is, and has always been, controlled by Peter Gottlieb and Eric Kuby, has been the general partner (the “General Partner”) of the Unregistered Micro Cap Fund.  Peter Gottlieb has been a portfolio manager of the Unregistered Micro Cap Fund since its inception and Eric Kuby has been a portfolio manager with Peter Gottlieb from February 1998 thru August 2000 and again from September 2004 to present.  Mr. Gottlieb and Mr. Kuby have been the only individuals to have served as portfolio managers of the Unregistered Micro Cap Fund.

C.

Creation of the Unregistered Funds

Each Unregistered Fund was established to provide a commingled investment vehicle for certain clients of the Adviser (primarily individuals) for which the Adviser (or former adviser in the case of the Unregistered Micro Cap Fund) exercised investment discretion. The purpose of the establishment of each Unregistered Fund was not the establishment of a performance record for the corresponding Fund.

D.

Compliance With Subchapter M

As was the case with the separate investment accounts involved in MassMutual, the Unregistered Funds, although not required to, could have complied with the investment restrictions imposed by Subchapter M. The investment portfolio of each Unregistered Fund is highly diversified, almost entirely made up of common stocks, and is not managed to produce short-term gains.

E.

Continuity of Portfolio Securities

All of the portfolio securities of each Unregistered Fund will be transferred to the corresponding Fund upon the Conversions of the Unregistered Funds. Therefore, the asset size of each Unregistered Fund and the asset size of the corresponding Fund, at the time of its commencement of operations, will be identical (approximately $43 million for the Micro Cap Fund and$26 million for the Dividend Fund).

F.

Expenses

As was the case with respect to the separate investment accounts addressed in MassMutual, each Unregistered Fund had few expenses. In fact, as in MassMutual, expenses of the Unregistered Funds were significantly lower than those anticipated for the Funds. It is therefore appropriate to adjust the performance of each Unregistered Fund to reflect the deduction of fees and expenses of the corresponding Fund as stated in the prospectus for the Trust contained in the Post-Effective Amendment. No fee waivers will be taken into account when calculating fees and expenses.

G.

Method of Calculation

Total return, as adjusted in the manner discussed above, will be calculated pursuant to the Commission-approved methodology, as currently set forth in Item 26 of Form N-1A. While the total return data will not be formally audited by the Trust’s independent auditors, Tait, Weller & Bake LLP, the calculation of total return will be reviewed by the audit staff of the Trust’s Administrator, Gemini Fund Services, LLC.

II.

Conclusion

As stated, the use of prior performance by the each Fund fits squarely into the analytical framework provided by MassMutual.  The precedent reflects the common theme that investors should, within proper limits and subject to appropriate safeguards, be provided with relevant performance information regarding comparable investment vehicles with a common history of investment management.  Each Fund believes that the policies, investment objectives, guidelines and restrictions allow it to be managed in a manner that is in all material respects equivalent to that of the corresponding Unregistered Fund. A change in the legal form of the Unregistered Funds should not result in the exclusion its prior performance from the Registration Statement of its successor. Investors should be provided with a performance record which accurately reflects the nature and quality of the investment management services provided. Furthermore, newly formed mutual funds that attempt to compete with existing investment vehicles with track records are placed at a competitive disadvantage because they are unable to supply investors with historical information concerning the performance of their investment adviser. The Trust respectfully submits that omitting such performance will deprive potential investors of material information that is critical in making an informed investment decision and will place the Trust at a competitive disadvantage.